

Count.It

Count.It uses fitness trackers and social computing to power a growing network of corporate and community wellness challenges. **Edit Profile**

$500	**$2,500,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Count.It is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Count.It without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Connected Healthcare Market Growth (2022)
30.2%

Total Addressable SMB Wellness Market
$8.2 Billion

> Over 700 companies on the platform, with an average of 63 new accounts per month (Q1 2017), 10% compound monthly growth in 2016

> B2B wellness vendor for two top U.S. device makers Garmin and Fossil-Misfit

> Private label reseller partnerships with three top wellness vendors: Total Wellness Solutions, Push for Wellness, and TPS Consultants (UK)

> Customers include Hyatt Hotels of San Francisco, Intel Leadership Program, InsideSales.com, and Teamworks

> Founder is previously co-founder of Apartment Therapy Media, a top U.S. home/lifestyle media network

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> Round Size: US $1,000,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $2,500,000

> Target Minimum Raise Amount: US $100,000

> Offering Type: Side by Side Offering

TEAM

"With Count.It challenges, we hope to start a movement throughout the entire county that could spread to the rest of the country." ~Grace Daley, Move Marion - Marion County, FLA

The rise of connected devices and social computing is changing the game in human resources management. Bosses and HR Managers want to build great office culture — and to reduce their escalating healthcare costs — but they've struggled in the past, cobbling together labor intensive and subpar "wellness" programs.

"We want to do wellness, but it's a major headache," says a typical overstretched SMB HR manager. "I'd love for someone to take it off my plate."

Count.It has developed a simple but powerful platform — its "wellness-in-box" for small and medium sized businesses (SMBs).

Both a responsive website and mobile app, the platform integrates wearable devices and smartphone apps (e.g., Fitbit, Google Fit, Apple Health) and is fully integrated with popular group messaging platforms Slack and Hipchat. Co-workers earn office glory and/or rewards for being active and can compete in internal company challenges or even public, inter-company leagues.

A growing number of wellness industry partners "white label" and resell the Count.It platform, which has been chosen as a vendor by both Garmin and Fossil-Misfit. Count.It is a SaaS business, and charges a monthly fee for its PRO and white label services. The company drives additional revenues through rewards fulfillment and sponsored public challenge events.

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count.it
Take Care of Your People

COUNT IT LABS, INC. | 2017 SEED FINANCING

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Product & Service

Count.It integrates popular fitness trackers and apps to power individual and group wellness challenges. At its most basic level, the product reinvents gym reimbursement benefits and fitness challenges for an Internet and sensor-enabled world. More broadly, it's a tool to help bosses, HR managers, and community leaders build healthy, engaged cultures.

While personal fitness trackers focus on individual data and goals, Count.It is obsessed with delivering a social experience. It allows groups to set individual and collective goals, and provides a growing portfolio of "push-button" rewards. Users and company "teams" can earn e-gift cards from Amazon, Chipotle, Starbucks, Fandango, ClassPass, and Whole Foods Market, among others.

On Count.It, groups can opt to be "public," and instantly see how they stack up compared to other groups in their metro area or beyond. In fact, there are now Count.It leagues in 78 U.S. metro areas and 11 countries, and at least one major hotel group!

Finally, Count.it brings the challenge experience to the user, wherever they live their online life. The platform is not just a resonsive Web App, but also exists as native Slack and Hipchat applications and a native iOS App.

In short, Count.It is powerful culture-building tool designed for the modern workplace.

About our Business Model

Count.It is a B2B SaaS business. It makes money by charging clients and partners monthly fees for platform services. At scale, we believe the business will drive high margins, (70+%), as the incremental cost of supporting a new user or client account is minimal. Count.It focuses on mid-market companies (SMBs), where there is less competition, and the product requirements are simpler. This market is big — 1.3 million companies — but also fragmented, and SMBs have limited budgets for wellness. The key to mid-market penetration, therefore, is to offer a simple, engaging product at a low price point.

Count.It is the low cost provider in the market. To be profitable, the company must correspondingly drive down the cost of customer acquisition, and support. Count.It markets the platform through several "low cost" channels: 1.) Co-Selling with Device Makers, 2.) Private Label Partners, and 3.) Content Marketing. The former two strategies take the cost of customer acquisition off the table entirely as it is born by the partner. Meanwhile, content marketing leverages Count.It's comparative advantage in content creation: Oliver was a professional tech journalist, and co-founder of a major web media company.

Finally, Count.It benefits from a network effect that can reduce the cost of customer acquisition. As more companies join the platform, Count.It's public "leagues" become more compelling. That is, the greater the number of companies on a metro (or other) leaderboard, the more compelling the experience, and the more may want to join. The public leagues offer, in effect, free viral marketing, and become a barrier to entry for competitors, as well as a source of incremental revenue via sponsorships.

Fully staffed, the company needs 600 accounts to achieve profitability. That is approximately 0.05% of the total addressable market, and 0.12% of the more targeted "health benefits" segment (500K companies) discussed below. With just one percent of that focused market, we estimate annual recurring revenues of $17 million.

☰   TEAM











If, however, the Count.It's "public leagues" strategy gets traction, the company can expect a more significant market penetration and increased revenue potential.

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The Ultimate Social Fitness Challenge Platform
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Screenshots of Count.It App and Webpage.

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Team Story

Count.It is run by Oliver Ryan, who handles product design and all business operations, and Craig Benerofe, who is Chief Engineer. The two argue passionately about most decisions large and small, and also play basketball together. A small but talented team of interns, contractors, and advisors currently support Ryan and Benerofe. Count.It Labs is headquartered in Soho, NY.

Meet the Founders

Oliver Ryan
FOUNDER & CEO



Oliver Ryan is founder and CEO of Count.It Labs. He is also the co-founder of Apartment Therapy Media (2004), one of the top lifestyle media networks online reaching over 20 million unique visitors per month.

Immediately before founding Count.It, Ryan launched and ran SocialWorkout.com, an early fitness culture blog and interactive community. From 2009 to 2013, Social Workout hosted over 40,000 interactive fitness challenges with partners such as AOL/Huffington Post, Everyday Health, Greatist, Equinox, and Yoga Journal. The company also partnered with Whole Foods Market to develop and launch Full Spoon, a workplace wellness service launched in Norther California and successfully sold to LinkedIn and Tesla Motors. The Count.It technology, product design, and business model grew out of all of these experiences.

Prior to diving into the world of "social fitness," Ryan launched Apartment Therapy with his brother — while also covering technology as a writer/reporter at Fortune magazine. In an earlier life, he lived in Silicon Valley and was the Director of Business and Technology content for Knight Ridder Digital — and onetime General Manager of SiliconValley.com.

Ryan is a graduate of the Harvard Business School and the Columbia Graduate School of Journalism. He earned his BA in Physics, with honors, from Wesleyan University.



Craig Benerofe
CHIEF ENGINEER

Craig Benerofe is the Chief Engineer of Count It Labs, responsible for all software development, tech strategy, and maintenance of the Count.It platform. He has served in that role since January 2016. Prior to joining Count It, Benerofe worked as a contract web developer for a number of early stage technology companies. Among notable engagements, he was the lead developer and system architect at 300 Entertainment, which has developed a B2B platform for music discovery. In 2015, he served on the software development team at Paperspace, a venture backed Y-Combinator graduate. He has worked closely with IncentFit, a wellness startup, and also launched whostandsup.com, focused on aggregating sales information and analytics on the standing desk market and related ergonomic office furniture. He is a graduate of the University of Michigan, with a B.S. in Computer Science.

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Q&A with the Founder

Q: What is your business model? Describe your product.

Count.It: We're a SaaS business service, and our key revenue source is monthly subscriptions, paid by companies on the platform. We charge a monthly fee currently ranging from $2-4 per user per month to our direct clients. We also wholesale our platform to "white label" resellers for a discounted monthly user fee. Beyond that, we have several other non-subscription revenue streams developing. First, we have a store where our corporate clients can purchase fitness trackers in bulk for their teams at significant discounts. Down the line, we see a significant opportunity to sell sponsorships for our public, inter-company challenge leagues to relevant brands.

Q: Plans to scale following the raise?

Count.It: The SMB market is vast, under-penetrated, and fragmented. There's enormous potential, but it requires a low cost, scalable marketing strategy. We're going at this in two ways: First, we're working with channel partners who can send us leads or simply resell the product. These include device makers, such as Garmin and Fossil, as well as national wellness vendors, some of whom are private labeling the platform. Meanwhile, we aim to aggressively ramp up our content marketing. About a third of our clients find us through organic search. Our goal is for new accounts to transact with us the way we do with almost all our own business software vendors: Referred by a friend or Google, and then purchased online with a credit card!

Q: What are your potential exit opportunities?

Count.It: Strictly as a B2B wellness vendor, "inside the firewall," we believe the Count.It can grow into a profitable, standalone business. That said, our public, inter-company leagues give Count.It the possibility of viral growth and a big network effect. If we hit either our base case, or best case, numbers, we will start to become attractive to the natural suitors in the market. HR Tech is booming, and there are bunch of new, well-funded players battling for market share, (Zenefits, Namely, JustWorks, etc.). At this point, none of these companies have fitness tracking features in their "dashboards," and it's clearly an added value piece of the puzzle for them. Then there are also some big legacy companies in the market who need to get into the game, including health insurers, consultancies like Mercer, and services firms such as Paychex and Trinet. At some point, when you have a significant book of clients, one of those big companies may want a piece of you and just snap you up.

Q: What are the gift card costs?

Count.It: Each month, for both our direct and private label clients, we process the delivery of e-gift cards from a range of vendors such as Amazon, Starbucks, Chipotle, Whole Foods Market, and more. An employer can set a goal and fund a reward via our platform. For example, the boss may set up a team challenge pitting all the company's departments against each other, and offering a $20 Amazon gift card to everyone on the winning team. The company pays for the gift cards, and we simply automate the fulfillment. This is basically a pass-through. We charge an incremental 1% to cover our fees. SO, the volume can be big, but we are, currently, running this as a low margin service.

Q: What is your standard Gross Margin? Why is it so volatile?

Count.It: The gross margin on our subscription revenue is about 70% for our direct business. This is consistent with a SaaS model, and scales nicely. It's important to note that this number gets obscured in our financials by the lower margin rewards revenue. If you combine the rewards fulfillment with subscriptions, our gross margin is running at 29% this year. That aside, we're still small enough that, on any given month, the gross margin fluctuates a lot due to a range of small factors. The biggest culprit, however, given that we're working on a cash accounting basis, is just the timing of booked revenues and expenses. The revenues and expenses may not always match in a given month, so it's important to look at the numbers over time.

Q: What is uncategorized income?

Count.It: We sold a domain name (Socialworkout.com). This was a previous venture; we're obviously not in the business of selling domain names. Basically, we sold a domain name for $10k and the buyer paid in two separate installments.

Q: Can you tell me about the two outstanding debts?

Count.It: When we launched the company, we went through the XLerateHealth tech accelerator in Louisville, KY. In exchange for our participation in the program, we granted XLerate a warrant convertible into 20,000 common shares in the company, equivalent to 0.20% of the company, fully diluted. The company also has a rolling bridge loan to Oliver Ryan, who has funded all operations to date.

Q: What were the advertising and promotion expenses in 2016?

Count.It: In August of last year, we began some experiments with social media advertising. We ran campaigns targeted at HR professionals on LinkedIn, and a "holiday challenge" piece on Facebook along with Fossil-Misfit. The total amount we paid over that course was only about $10K, but we learned a lot.

Q: What is Human Resources Benefit?

Count.It: That's us paying ourselves! We actually use Countit, so we have to book it. We eat our own dogfood. The reason it got to $276 in August is because we signed up for a bigger account using our own software.

Q: Professional Fees in 2016 – tell me a little bit about what going on here?

Count.It: We packed in the interns over the summer, so starting in June we had three interns in the office. Individually, they weren't making a lot of money, but it all adds up. One was done at the end of August, and the other was done at the end of October. We actually got a couple of them from my college, Wesleyan University, and we're going to get some more this summer. In the fall, the company began paying Craig, our Chief Engineer, a modest amount to help him pay the rent, i.e. $4K per month.

Q: For the Rent Expense, what is happening? It looks like there is some volatility?

Count.It: There was no rent being paid from January to June, as my other company was in the space before us and we got to sit out the lease. Then I did a deal the company who took over the lease, who is also a friend. Initially, we agreed to pay $4,000 per month, but we've negotiated that down to $1200 as we haven't needed so many desks. It's an amazing location, and there are some real advantages for being here. We can scale up quickly, and there are a lot of free resources nearby in the form of friendly companies.

Q: Do you have any debt to the company?

Count.It: Over the last 18 months-plus, I've been funding the company with a rolling bridge loan. To keep the cap table simple for this raise, I converted this to common equity. So there is de minimus debt on the books at this point.

Q: What happened to the R&D expense in September (Financials)?

Count.It: That should be professional services. We kicked up in December because we went full speed ahead in developing an app. Those are essentially engineering expenses.


Q: What are your plans for salary expense?

Count.It: We are planning to hire a sales person, then we plan to hire a senior developer. Both will be paid market rates. Craig and I will also begin taking some compensation, though I expect this comp. will be well below market given our equity positions and other needs for the cash.

Q: How much cash do you have on hand at the moment?

Count.It: We don't keep a huge cash balance, but I've invested $200K over the last few years, and I'm fully prepared to keep the company going as we grow and seek to expand the investment group. We want to complete this process. It can take anywhere from a month to three months and we're committed to getting through that period.

Q: What happened to the Churn in November?

Count.It: There is a billing artifact. We did have a few customers (2) that we lost. In some cases that's because a customer wants to come in and run a one month challenge, and if they're big, that could be material when they disappear. We've recovered since that churn.

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Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,000,000	US $1,000,000
Minimum investment	$20,000	US $500
Target minimum	US $100,000	US $100,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $2,500,000	US $2,500,000
Interest rate	4.0%	4.0%
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $100,000 under the Combined Offerings (the "Closing Amount") by August 14, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $100,000 under the Combined Offerings (the "Closing Amount") by August 14, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

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- Sales personnel.
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- Operations personnel a...
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Investor Perks

All investors in Count.It Labs, Inc. receive a free one year subscription to the Count.It PRO service for their company.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC

Financial Condition

The following discussion includes information based on our unaudited operating data for 2017 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements, and our accountant completes a financial review of those statements.

Results of Operations

The company's 2017 net revenue for the period ending April 3, 2017 was $8,027, an average of $2,676 per month, an increase of 33% from an average of $2,007 per month for the year ending on December 31, 2016. The cost of net revenues for the period ending April 3, 2017 was $4,258, an average of $1,419 per month, an increase of 5.9% from $1340 per month for the year ending December 31, 2016.

The company's net revenues for the year ended December 31, 2016 were $24,086, a 276% increase from $6,412 in 2015. Net revenues consist of all sales, less discounts and returns. There were two drivers of the 2016 revenue increases: First, the company made a one-time sale for $10,000 of domain names it owned. Second, the company saw an increase in paid subscribers to the company's wellness service, which was due, in turn, to a number of factors. In 2016, the company established a co-selling agreement with Garmin, a top manufacturer of fitness tracking devices. The company made limited investments in online advertising. In addition, as the company has been in business longer, it has benefited from greater market awareness and word-of-mouth referrals.

Cost of net revenues primarily consists of rewards gift cards. Cost of gift cards in 2016 was $6,579, a 93% increase from $3,400 in 2015. Gross profit (revenues less the cost of producing those revenues) in 2016 was $8,009, an increase from -$7,750 in 2015.

The company's operating expenses consist of general and administrative, research and development, and sales and marketing costs. Operating expenses in 2016 amounted to $96,176, a 216% increase from $30,455 in 2015. The primary components of this increase were:

● A 121% increase in general and administrative costs to $53,037 due primarily to the fact that the company began paying rent in 2016, which it had not in 2015. This accounted for approx. $25,000 difference between the two years.

● A 1,621% increase in research and development expenses to $27,440 driven by increased spending on contract developers from 2015 to 2016. In 2015, total spending on contract developers was $1,000, while it increased to $26,709 in 2016.

● A 224% increase in sales and marketing expenses to $15,699 due mainly to $10,000 spent on targeted social media ad campaigns, and related fees paid to a contract marketing manager.

The company also had other expenses, which primarily consist of interest payments. Other expenses amounted to $3,169 in 2016, a 127% increase from $1,396 in 2015.

As a result of the foregoing factors, the company's net loss for 2016 was $91,366, an increase of 148% from a net loss of $36,901 in 2015.

Since the end of the period covered by the financial statements, our revenues and expenses have stayed about the same.

Liquidity and Capital Resources; Future Trends

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from sales, sales only provide a fraction of the money needed to operate the company, and profits are not likely for some time. The company has recorded losses from the time of inception in the total amount of $206,442.

The company was initially capitalized by bridge loans from the founder in the amount of $200,856. The principal amount of notes outstanding as of May 17, 2017 was $10,000.

The company had approximately $13,908 cash on hand as of May 18, 2017. Currently, we estimate our burn rate (net cash out) to be on average $5,000 per month. The company will maintain operations for the short term by using bridge loans from Oliver Ryan (Founder and CEO).

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned. Since the company is providing a software service, it does not need or keep any significant inventory.

Indebtedness

The company currently holds the following debt:

● $10,000 Bridge loan made on May 17, 2017 by the CEO at 2% annual interest rate and with a maturity date of May 17, 2020.

● $6,072 credit card balance with an annual percentage rate of 21.74%.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

● On March 21, 2017, we issued 8,090,918 shares of Common Stock in reliance on Section 4(a)(2) under the Securities Act, in exchange for cancellation of the notes payable to the shareholders and services provided to the company. See "Related Party Transactions".

● On August 18, 2014, we issued 130,190 shares of Common Stock to the shareholders of Social Workout Media, Inc in reliance on Section 4(a)(2) under the Securities Act, in exchange for all assets of that company.

● On August 14, 2014, for our initial capitalization we issued 728,831 shares of Common Stock to four individuals in reliance on Section 4(a)(2) under the Securities Act, for the nominal consideration of $72.88.

● On July 3, 2014, we issued 40,000 shares of Common Stock to the Kentucky Science and Technology Corporation for $20,000 as part of an accelerator agreement.

TEAM

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

Market Landscape



U.S. Corporate Wellness Market Revenues

Count.It benefits from a number of positive macro trends. Among others the rise of social and mobile computing and the increasing shipments of wearable devices, including fitness trackers and smartwatches. Meanwhile, the rising cost of healthcare coupled with a growing national — and regulatory — focus on preventative care, is driving an 8% annual growth of the U.S. corporate wellness market which is expected to hit $11.4 billion in the next five years.

U.S. companies will spend $8 billion this year on wellness programs, both to help lower healthcare costs and build company culture. The market is growing 8% per year, yet half of all mid-market companies opt out due to the cost and complexity of the available programs. The enterprise market, which accounts for more than 60% of industry revenues, is saturated with complex, high cost solutions. Meanwhile, SMBs are left wanting a simple, effective, affordable product, i.e. "wellness-as-a-service."

Count.It targets the 1.3 million U.S. firms with between 10 to 1000 employees, and employing 24 million "professional and managerial" workers. Within this sector, we're particularly focused on the 500K firms offering health benefits. These companies are looking for effective, affordable ways to improve their office culture (to attract and retain talent, while also lowering their healthcare costs). At present, the vast majority of SMB wellness programs are DIY efforts, built with analog "templates" provided by health insurers or brokers.

We believe the arrival of low cost, "push button" wellness platforms will unlock new SMB spending, and shift existing "DIY" budgets to product purchases. If so, we estimate the total addressable SMB market for wellness at $8 billion.

A small handful of newer, tracker-driven platforms now compete in this market, but none has established a national brand, or significant market share. The Count.It platform is the most open, affordable, and social service on the market. It is the only platform to support large scale inter-company challenges, and it also integrates next generation of group messaging tools such as Slack and Hipchat. As noted, Count.It has key sales partnerships with two top device makers, Garmin and Fossil-Misfit. More importantly, the company works with industry resellers, and will launch a full private label version of the platform in May 2017. The company expects to launch three private label clients in Q2 2017, and is currently in active talks with three additional partners.

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Risks and Disclosures

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout, or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, based on a valuation cap of $2.5 million, meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $2.5 million valuation cap, so you should not view the $2.5 million as being an indication of the company's value. Further, the interest on the notes is accrued interest, therefore you will not receive interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note in this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Wilmington, Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement, which limits your voting rights. As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity into which the Crowd Notes are convertible.

Risks Relating to the Company and its Business

Our company relies on a single service/product. Our company relies solely on the fitness platform that we have created. If there is less demand for our product, or one of our competitors achieves a greater market share than we anticipate, this could jeopardize the success of the company.

We are likely to operate at a loss for some time. While we aim to be cash flow positive at some time after this raise, we are currently operating at a loss. If we are unable to successfully market and sell our product, create strategic partnerships, and achieve a healthy market share, then our profitability could be affected.

The reviewing CPA has issued a "going concern" opinion in the reviewed financials. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

We depend on a small unpaid management team. We depend on the experience and skills of a small management team - our CEO Oliver Ryan and our Chief Engineer Craig Benerofe. If the company is unable to call upon these individuals for any reason, then its operation could be harmed.

We are controlled by our officers and directors. Oliver Ryan, Founder and CEO, and Craig Benerofe, Chief Engineer, currently hold nearly all the majority of the company's voting securities, and at the conclusion of this offering will continue to hold a majority of the company's voting rights. Investors in this offering will not have the ability to control the actions of the company.

We will need more people to join our company. We will need to hire additional personnel with specialized skills and experience (including a Software Engineer) necessary to ensure our product is quality and marketed successfully. There are no guarantees that we will be able to find the right people for the job.

We have a number of competitors who are larger than we are. There are a number of companies who are larger than us and who can bring more resources to bear. If these companies achieve a larger market share than we anticipate, then it is possible that the success of our platform could be in jeopardy.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

Name	Overview
Pitch Deck and Overview (2 files)	Product & Service
Product or Service (7 files)	**Q&A with Founder** ▸
Financials (3 files)	Investor Perks
Fundraising Round (1 file)	Market Landscape
▸ 📁 Investor Agreements (1 file)	Data Room
▸ 📁 Miscellaneous (3 files)	✉ SeedInvest

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